SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)

ZAIS GROUP HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98887G106
(CUSIP Number)

Eric T. Schwartz, Esq. Graubard Miller 405 Lexington Avenue, 11th Floor New York, NY 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98887G106	SCHEDULE 13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ramguard LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,207,056
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,207,056
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,207,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98887G106	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Neil Ramsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,585,287
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,585,287
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,585,287
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 98887G106	SCHEDULE 13D	Page 3 of 6 Pages

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) by Ramguard LLC (formerly known as d.Quant Special Opportunities Fund, L.P.) (“Ramguard”) and Neil Ramsey (“Ramsey,” and together with Ramguard, the “Reporting Persons”) on February 17, 2015, as previously amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the SEC by the Reporting Persons on March 9, 2015, Amendment No. 2 thereto (“Amendment No. 2”) filed with the SEC by the Reporting Persons on March 25, 2015 and Amendment No. 3 thereto (“Amendment No. 3”) filed with the SEC by the Reporting Persons on January 11, 2017 (as previously amended, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”), with respect to ownership of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of ZAIS Group Holdings, Inc. (formerly known as HF2 Financial Management Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings given to them in the Existing Schedule 13D. Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Only those items amended or supplemented are reported herein.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 14,480,782 shares of Class A Common Stock outstanding as of August 14, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2017.

Ramguard was formed upon the conversion of d.Quant Special Opportunities Fund, L.P. from a Delaware limited partnership into a Delaware limited liability company.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at Two Bridge Avenue, Suite 322 Red Bank, NJ 07701.

Item 2. Identity and Background.

The persons filing this statement are Ramguard and Ramsey. The business address of each of the Reporting Persons is 1515 Ormsby Station Court, Louisville, KY 40223.

Ramguard is a private investment fund. Ramsey is the manager of Ramguard.

Neither of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ramguard is a limited liability company formed under the laws of Delaware. Ramsey is a citizen of the United States.

Item 4. Purpose of Transaction.

On September 5, 2017, Ramguard entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Z Acquisition LLC (“Z Acquisition”) and Christian Zugel (“CZ”), pursuant to which Z Acquisition will acquire 6,500,000 shares of Class A Common Stock held by Ramguard (the “Target Shares”). CZ, the Issuer’s Chairman and Chief Investment Officer, is the sole member of Z Acquisition. The aggregate consideration to be paid to Ramguard is $26 million, or $4.00 per Target Share, payable in the manner set forth under Item 6 below.

CUSIP No. 98887G106	SCHEDULE 13D	Page 4 of 6 Pages

The Share Purchase Agreement contemplates that Z Acquisition, CZ or their affiliates will file with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the purchase of the Target Shares and a possible acquisition of the remaining issued and outstanding shares of Class A Common Stock by Z Acquisition, CZ and their controlled affiliates and any third parties acting in concert with Z Acquisition and CZ (a “Take Private Transaction”), including a possible negotiated transaction by way of a merger. The Reporting Persons intend to dispose of the remainder of the shares of Class A Common Stock held by them in the Take Private Transaction. There can be no assurance, however, that Z Acquisition, CZ or their affiliates will reach an agreement with the Issuer with respect to a Take Private Transaction on terms acceptable to the Reporting Persons. The acquisition of the Target Shares is not conditioned upon the consummation of a Take Private Transaction.

In addition, except with respect to the Target Shares, each of the Reporting Persons may from time to time otherwise dispose of shares of Class A Common Stock, in the open market or in private transactions.

Other than as described in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Ramguard is the beneficial owner of 9,207,056 shares of the Class A Common Stock, or approximately 63.6% of the Issuer’s outstanding Class A Common Stock. Ramsey is the beneficial owner of 9,585,287 shares of the Class A Common Stock, or approximately 66.2% of the Issuer’s outstanding Class A Common Stock, consisting of (i) 9,207,056 shares of the Class A Common Stock held by Ramguard and (ii) 378,231 shares of Class A Common Stock held by NAR Special Global, LLC, of which Ramsey is the managing member. Each of the Reporting Persons has sole voting and dispositive power over the shares that it beneficially owns.

Since January 11, 2017, the date of filing of Amendment No. 3, except as described in Item 4 above, the Reporting Persons have not effected any transactions in the shares of Class A Common Stock.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

On September 5, 2017, Ramguard entered into the Share Purchase Agreement, pursuant to which Z Acquisition will acquire the Target Shares held by Ramguard for an aggregate purchase price of $26 million, or $4.00 per Target Share, payable in the manner set forth below:

•	On the closing, Z Acquisition will make a cash payment to Ramguard of $5 million and issue to Ramguard a note (the “Promissory Note”) in the principal amount of $13 million, with an interest rate of 8% per annum, payable quarterly in cash, and with a maturity date of December 31, 2019; and

•	On or before each of January 30, 2018 and April 30, 2018, CZ will make a cash payment of $5 million and $3 million respectively to Ramguard, in each case together with interest in the amount of $125,000.

CUSIP No. 98887G106	SCHEDULE 13D	Page 5 of 6 Pages

The Share Purchase Agreement also provides that in the event that within one year after the execution of the Share Purchase Agreement, Z Acquisition, CZ or any of their respective controlled affiliates enters into a definitive agreement with the Issuer or commences a tender offer recommended by the Issuer’s board for a Take Private Transaction at a price per share in excess of $4.00, each of the cash consideration amounts paid or payable to Ramguard and the initial principal amount of the Promissory Note shall be adjusted on a pro rata basis, such that Ramguard shall have received (or be entitled to receive) such greater per share consideration amount. A similar adjustment in the price payable for the Target Shares will be made if within the one (1) year period after the Share Purchase Agreement is executed, there is a change in control transaction or sale of a majority or more of the Class A Common Stock of the Issuer are acquired at a price per share in excess of $4.00.

In addition to the Promissory Note terms specified above, Ramguard will be granted a security interest over (a) all of the equity securities of Z Acquisition, (b) all of the Class A units of ZAIS Group Parent, LLC owned by CZ and (c) all of the equity securities of the Issuer and its subsidiaries held directly or indirectly by Z Acquisition, CZ and/or any entity wholly owned by Buyer or CZ, in each case, for so long as the Promissory Note remains outstanding. If and to the extent required at any time in order to comply with the federal margin regulations, CZ shall cause Z Acquisition either (x) to provide additional collateral for the outstanding balance of the Promissory Note or (y) prepay a portion of the outstanding balance under the Promissory Note. In the event that CZ or any entity (other than Z Acquisition) wholly owned directly or indirectly by CZ acquires any shares of the Issuer other than the Target Shares, CZ will cause such entity to become subject to the terms of the Promissory Note to the same extent as Z Acquisition and to provide collateral with the same obligations (including pledging obligations) as Z Acquisition.

The Promissory Note will also provide that upon a default, including a payment default and any default by Z Acquisition, the Issuer or any subsidiary in the payment of any judgment or the payment when due of any indebtedness for borrowed money in the amount of $1 million or more, which remains uncured beyond any applicable grace period, (i) the interest rate on the Promissory Note shall increase to 12.5% and (ii) Ramguard will have the right (but not the obligation) to declare all amounts outstanding immediately due and payable and to exercise its security interest in the collateral securing the Promissory Note, and to recover collection costs (including reasonable legal fees).

Additionally, until such time that a Take Private Transaction is consummated, if any of Z Acquisition, CZ or any of their controlled affiliates receives any dividend or distribution from the Issuer or CZ receives any compensatory payments or distributions in excess of his base salary, an amount equal to the net, after-tax cash proceeds received by Z Acquisition, CZ or any such controlled affiliate, as the case may be, will be used by Z Acquisition to repay outstanding principal under the Promissory Note. The additional terms of the Promissory Note will further provide that after consummation of a Take Private Transaction, Z Acquisition will cause the Issuer and the Issuer’s subsidiaries not to consummate any sale of material assets for a price in excess of $2.5 million, and/or make any compensatory payments or distributions to CZ in excess of his base salary; provided, however, that Ramguard’s prior written consent will not be required if an amount equal to the net, after-tax cash proceeds any such sale of assets will be distributed by the Issuer and or its subsidiaries to their equity owners and an amount equal to the net, after-tax proceeds of any such sale of assets or compensatory payment or distribution received by any of Z Acquisition, CZ or any of their controlled affiliates (other than the Issuer and its subsidiaries) will be used by Z Acquisition to repay outstanding principal under the Promissory Note. In addition, after consummation of a Take Private Transaction, Z Acquisition will not (i) enter into any agreement that would cause a change in control transaction or sale of a majority or more of the Class A Common Stock or (ii) make any distributions to its equity owners other than tax distributions until such time that the unpaid principal and any accrued and unpaid interest under the Promissory Note has been paid off.

CUSIP No. 98887G106	SCHEDULE 13D	Page 6 of 6 Pages

Notwithstanding the above, the Promissory Note will also provide that in the event CZ at any time is no longer an employee or officer of the Issuer, or is no longer the controlling shareholder of the Issuer and/or Z Acquisition, the unpaid principal and accrued and unpaid interest under the Promissory Note will become immediately due and payable.

All unpaid principal and accrued and unpaid interest under the Promissory Note may be paid in full or in part at the election of CZ (x) on any quarterly interest payment date occurring on or after the date the purchase price payable by CZ pursuant to the Share Purchase Agreement has been paid in full or (y) at any time in order to comply with the second sentence of the third paragraph in this Item 6.

The Share Purchase Agreement is included as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement, dated as of February 17, 2015, by and between d.Quant Special Opportunities Fund, LP (now known as Ramguard LLC) and Neil Ramsey.*

99.2	[Intentionally omitted]

99.3	[Intentionally omitted]

99.4	[Intentionally omitted]

99.5	[Intentionally omitted]

99.6	[Intentionally omitted]

99.7	Share Purchase Agreement, dated as of September 5, 2017, by and among Z Acquisition LLC, Ramguard LLC and Christian Zugel.

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 5, 2017

RAMGUARD LLC

By:	/s/ Neil Ramsey
Name: Neil Ramsey
Title: Manager

/s/ Neil Ramsey
Neil Ramsey